Exhibit 99.39

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE AND SIX MONTHS ENDED NOVEMBER 30, 2009

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three months ended November 30, 2009 (“second quarter 2010”), the six-month period ended November 30, 2009 “(six-month period 2010”) and its financial position as at November 30, 2009. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2009. The comparative reporting periods are the three-month period ended November 30, 2008 (“second quarter 2009”) and the six-month period ended November 30, 2008 (“six-month period 2009”).

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 13 to the interim consolidated financial statements for the second quarter 2010.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on January 14, 2010.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals and is currently active in Peru and the provinces of Ontario and Manitoba in Canada.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Economic Outlook

The Company reduced expenditures to a minimum during the six-month period 2010, through significant cost reductions at all its operations and the corporate head office, thereby ensuring the Company’s sustainability during the economic downturn. During this time, the Company’s management and Board were active with efforts to re-focus the Company’s exploration and development strategy and adopted a corporate strategy that focused on pursuing the acquisition and development of mineral properties with near-term production potential.

Activities Subsequent to the Second Quarter 2010

On December 8, 2009, the Company closed a private placement purchase agreement with Centerpoint Resources Inc. (“Centerpoint”), resulting in aggregate proceeds to the Company treasury of $1.5 million, to fund the exploration and development of the Giulianita project in Peru, and for the purpose of maintaining Canadian operations. The Purchase Agreement represents an investment by Centerpoint in Grandview, comprised of a private placement financing consisting of 20 million units (a "Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant (a "Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue.

In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 Units, some of which Units were acquired by directors and officers of Grandview, resulting in aggregate proceeds to the Company treasury of $0.5 million.

Management and the Board believe that the financing of the Giulianita project in Peru is aligned with the enhanced corporate strategy of aggressively pursuing potential cash-flow opportunities and that such small-scale mining opportunities represent an excellent base upon which to both lessen the Company’s dependence on the capital markets and generate its own exploration funds.

In connection with the investment by Centerpoint, the Company also welcomed Mr. Jack Austin and Mr. Ted Nunn to the Board of Directors of the Company.

Properties and Projects

The Company did not engage in any substantial level of exploration activity during the second quarter 2010 and the six-month period 2010.

Giulianita Property, Peru

The Company has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,00 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

During the second quarter 2010 and six-month period 2010, the Company spent $32,225 and $87,476 respectively on preliminary exploration and fieldwork, compared with $Nil for both comparative periods last year.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

Grandview has also acquired a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”).

During the second quarter 2010 the Company received its assays for the 2009 diamond drilling program at its Dixie Lake Property and its findings indicated continuity between gold zones 88-4 and 88-4 Extension, and the existence of additional priority targets outside of the historic 88-4 Zone.

The drill program was designed to test mineralization intersected from previous drilling, specifically, extensions to and infill of, the 88-4 Zone, continuity between the 88-4 Zone and the 88-4 extension, and the more recently discovered NS Zone. The Dixie Lake Property, located just 16 miles south of Goldcorp's Red Lake Mine is considered highly prospective for high-grade, narrow vein gold typical of the Red Lake gold district.

The Company’s objectives were to more narrowly define its Dixie Lake targets, target additional gold on the NS Zone, and determine continuity of mineralized zones like 88-4, which previously assayed 3.147 g/T Au over 9.94 metres from 67.9 to 77.85 metres, and 6.89 g/T over 4.68 metres from 124.36 to 129.05.

On the so-called 88-4 ‘Extension’, which the Company believes contiguous, previous assays include 5.85 g/T au over 4.5 metres from 181.7 to 186.2 metres. The zone correlates with the deeper mineralization intersected in DC-01-07, 1.56 g/T Au over 13.13 metres, and indicates that mineralization within the extension of the 88-4 Zone is continuous vertically.

Significant Results: Dixie Lake NS Zone, NS Zone, 88-4 Zone & 88-4 extension

Hole No.	From (m)	To (m)	Length (m)	g/T	Comments
DL-09-01	138.1	138.6	0.5	16.32	NS Zone
DL-09-02	135.6	138.0	2.4	1.99	NS Zone quartz vein
DL-09-02	148.2	149.6	2.3	2.85	NS Zone quartz vein
DL-09-03	26.1	30.5	4.4	2.17	88-4 East end
Including	29.5	30.5	1.0	4.79
DL-09-03	178.8	180.2	1.4	5.35	Quartz vein, NS Zone at depth?
DL-09-05	91.2	99.3	8.1	2.08	88-4 Zone
Including	96.6	97.7	1.1	3.58
Including	97.6	99.3	1.7	2.28
DL-09-06	228.4	233.6	5.2	2.01	Between 88-4 & 88-4 Extension
Including	230.3	231.8	1.5	3.52

In general, gold intersections returned from the drilling reflected successful intersections of the high-grade quartz vein set in the NS Zone. Holes DL-09-01, and DL-09-02 intersected auriferous massive quartz veining is considered similar to intersects from previous drill programs (2007-2008). The Company believes that results indicate continuity of the vein set.

The Company believes that the same quartz vein set was also intersected in DDH DL-09-03, collared some 60 metres north west. Based on a west north-west strike & sub-vertical dip to the vein set, the massive quartz veining intersected therein would be intersected at the depth recorded from drilling (c. 180 metres) and the Company therefore concludes that the potential for additional gold would increase significantly upon additional drilling.

The gold mineralization on 88-4 Zone and the NS Zone remain open at depth, both down-dip and down-plunge. Additional targets outside of the historic 88-4 Zone are indicated by highly anomalous precious & base metal values (Cu-Zn-Ni), obtained from past geochemical sampling, associated with the emplacement of an intrusion East of the historic drilling. These have not been drill tested & are considered priority targets.

The Company is very pleased by the results of the 2009 program and believes that previous core results coupled with the latest assays suggest that the NS Zone has greater continuity and that this target represents the more typical, high-grade, narrow vein gold system associated with producing Red Lake gold district mines.

Exploration costs of $195,595 were incurred during the second quarter 2010 on the Red Lake Properties (second quarter 2009: $30,813). Exploration costs of $264,378 were incurred during the six-month period 2010, compared with $129,873 for the six-month period 2009. Cumulative exploration costs incurred from the inception of the exploration stage to November 30, 2009 were $3,707,171.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in three (3) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”.

Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake – Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”).

Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).

Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

The Company wrote off at year-end (May 31, 2009) the total accumulated capitalized exploration expenditures incurred on these properties of $1,557,112. The Company incurred expenditures of $Nil during both the second quarter 2010 and six-month period 2010, compared with $62,401 for the second quarter 2009 and $126,744 for the six-month period 2009.

Pony Creek / Elliot Dome Properties in the State of Nevada, USA

The cumulative exploration costs and acquisition costs originally capitalized for these properties were written off at year-end (May 31, 2009), as the Company no longer considered it feasible to continue incurring the property payments required to maintain its interest. The total write-off incurred during 2009 was $5,903,342. The Company incurred expenditures of $Nil for the second quarter 2010, compared with $37,753 for the first second quarter 2009. The Company incurred expenditures of $Nil for the six-month period 2010, compared with $205,051 for the six-month period 2009.

The Company is in the process of returning the claims to the underlying property owner.

Results of Operations

Second quarter 2010

Grandview incurred a net loss of $107,679 for the second quarter 2010, compared with $93,316 for the second quarter 2009.

Cash flows provided by operating activities for the second quarter 2010 of $119,243 compares with cash flow used in operating activities of $125,485 for the second quarter 2009. The reason for the variance is attributable to growth in accounts payable and accruals during the second quarter 2010 of $250,586, versus cash outflows related to payables of $181,456 during the second quarter 2009. The Company also drew down $147,190 in pre-paid expenses during the second quarter 2009, compared with an increase in pre-paid expenses of $20,926 during the second quarter 2010, offsetting the effect of the payables and accruals.

Six-month period 2010

Grandview incurred a net loss of $570,719 for the six-month period 2010, compared with $234,705 for the corresponding period last year. The variance is predominantly attributable to share-based payment expense of $368,500 incurred during the six-month period 2010, compared with $Nil for the six-month period 2009.

Cash flows provided by operating activities of $53,845 for the six-month period 2010 compares with cash used in operating activities of $166,327 for the six-month period 2009. As the Company was accruing payments during the six-month period due to cash constraints, the reasons for variance are consistent with reasons for variances during the second quarter 2010. Accounts payable and accrued liabilities grew by $280,138 during the six-month period 2010, versus cash payments related to payables of $82,567 during the six-month period 2009. This effect was also offset by drawdown in prepayments of $118,734 during the six-month period 2009, compared with an increase in prepaid expenses of $16,959 during the six-month period 2010.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	Nov. 30,	Aug. 31,	May. 31,	Feb. 28,
	2009	2009	2009	2009
Revenue	$0	$0	$0	$0
Expenses	107,809	460,325	74,970	243,077
Net loss	(107,679)	(463,040)	(6,063,504)	(1,589,709)
Net loss per share	(0.00)	(0.01)	(0.16)	(0.04)
Cash flows provided by / (used in) operating activities	119,243	(65,398)	(70,034)	(112,647)
Cash and cash equivalents & short-term investments, end of period	232,744	324,654	514,086	694,958
Assets	4,093,313	3,934,256	3,999,201	10,094,150

	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
	2008	2008	2008	2008
Revenue	$0	$0	$0	$0
Expenses	98,801	138,952	425,903	264,491
Net income (loss)	(96,316)	(138,389)	(870,408)	(34,115)
Net income (loss) per share	(0.00)	(0.00)	(0.03)	(0.00)
Cash flows used in operating activities	(125,485)	(40,843)	(244,135)	(99,957)
Cash and cash equivalents & short-term investments, end of period	479,071	735,523	1,096,266	1,927,043
Assets	11,369,813	11,645,288	11,673,136	12,383,498

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on November 30, 2009 was negative $67,797, compared with $469,609 on May 31, 2009. The cash and short-term investment balance on November 30, 2009 was $207,744 and $25,000 respectively, compared with cash and short-term investments on May 31, 2009 of $106,593 and $407,493 respectively.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses. The Company secured additional financing for aggregate proceeds to the Company’s treasury of $2 million (refer Events subsequent to the Second Quarter 2010 above). As mentioned, the Company will utilize these proceeds for developing its Giulianita project, its Canadian projects, specifically Red Lake, and for corporate purposes.

333,333 warrants were exercised during the second quarter 2010, for proceeds of $16,667.

5,044,120 warrants expired during the six-month period 2010, resulting in a charge to contributed surplus of $860,218.

3,350,000 stock options were issued during the six-month period 2010. The estimated fair market value of these options, and expensed during the six-month period 2010, was $368,500.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at January 14, 2009 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of shares. As of November 30, 2009, the Company had outstanding 44,985,431 common shares, 1,342,693 warrants and 7,150,000 stock options.

As of January 14, 2010, the Company had outstanding 71,652,096 common shares, 26,999,998 warrants and 7,075,000 stock options.

RELATED PARTY TRANSACTIONS

For the second quarter and six-month period ended 2010, $Nil and $Nil respectively (second quarter 2009: $15,000; six-month period 2009: $30,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

For the second quarter and six-month period 2010, $37,500 and $75,000 respectively (second quarter 2009: $43,500; six-month period 2009: $87,000) was paid to the President and CEO of the Company for consulting services. Included in these amount was $26,500 and $52,750 for the second quarter 2010 and six-month period 2010 respectively (second quarter 2009: $5,000; six-month period 2010: $20,000) capitalized to mining interests. Also, $Nil and $Nil (second quarter 2009: $6,000; six-month period 2009: $12,000) in car and office allowances was included in this amount.

For the second quarter and six-month period 2010, $9,000 and $18,000 (second quarter 2009: $15,000; six-month period 2010: $32,638) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at November 30, 2009 of $13,858, compared with $14,332 as at May 31, 2009.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this accounting standard had no impact on the unaudited interim consolidated financial statements as at November 30, 2009.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the effectiveness of the Company's internal controls over financial reporting as of November 30, 2009, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of November 30, 2009, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the second quarter 2010 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards ("IFRS") by accounting standard setting bodies and securities regulators in Canada.

Due to resource constraints the Company has not performed any additional assessment work related to its IFRS conversion project during 2009. The Company must still establish a team that will focus its efforts on this initiative. The Company’s search for additional staff for this project is on-going and more IFRS training will be needed for all levels of management. Despite these limitations in personnel, management has made an initial internal assessment of the accounting standards that will be impacted by the transition to IFRS.

The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, and continue its assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

OUTLOOK

During this recent quarter the company focused efforts on exploration efforts in Ontario and maintaining its land position in good standing. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario and has now substantially completed its exploration program in the Red Lake area.

The Company strategy is to apply advanced geology, geochemical and geophysical science to reduce exploration and development costs at high-grade gold properties in major gold camps of North and South America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. In this regard, the Company is proceeding to develop its Giulianita project in Peru and will be the focus of the Company’s activity over the next 12 months.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

For a comprehensive overview of the risks to which the Company is or may be exposed, please refer the Company’s Annual Information Form as at May 31, 2009, Item 3.2 “Risk Factors”.

COMMITMENTS AND CONTINGENCIES

The Company, in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the unaudited interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the audited consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.